ABAXIS, INC.
                                3240 Whipple Road
                          Union City, California 94587

                                 March 31, 2006

Via Facsimile, UPS and EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:      Abaxis, Inc.
         Form 10-K for Fiscal Year Ended March 31, 2005
         Filed June 14, 2005
         File No. 000-19720

Dear Mr. Rosenberg:

This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated January 27, 2006, with respect to Abaxis Inc.'s (the "Company") Form 10-K for the fiscal year ended March 31, 2005. We are submitting this correspondence in conjunction with the response letter to the Staff of even date herewith from DLA Piper Rudnick Gray Cary US LLP, the Company's legal counsel, responding to the SEC's comments on behalf of the Company and in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of "Tandy" language.

         The Company hereby acknowledges the following:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o The Staff's comments or changes to disclosure in response to the Staff's comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         o The Company may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (510) 675-6504.

Sincerely,

Abaxis, Inc.

By:     /s/ Alberto R. Santa Ines
        -------------------------
Name:   Alberto R. Santa Ines
Title:  Chief Financial Officer and Vice President of Finance

cc:     Ibolya Ignat, Securities and Exchange Commission
        Jim Atkinson, Securities and Exchange Commission
        Andrew D. Zeif, DLA Piper Rudnick Gray Cary US LLP